Filed Pursuant to Rule 433
                                                         File No.: 333-140804-01

Notwithstanding the language contained in the free writing prospectus dated March 21, 2007 under the sections "Risk Factors--Risks Relating to the Swap Contracts", "Description of the Swap Contracts--The A-2SFL Swap Contract" and "Description of the Swap Contracts--The A-JFL Swap Contract," the term "Rating Agency Trigger Event" shall mean the event that occurs if the Swap Counterparty's long-term rating is not at least "A3" by Moody's Investors Service, Inc. or at least "A-" by Fitch, Inc.

The depositor has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor, the issuing trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-400-7834 or emailing Avinash Bappanad at bappanad_avinash@jpmorgan.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

This communication is for informational purposes only. It is not intended as an offer or solicitation for the purchase or sale of any financial instrument or as an official confirmation of any transaction. All market prices, data and other information are not warranted as to completeness or accuracy and are subject to change without notice. Any comments or statements made herein do not necessarily reflect those of JPMorgan Chase & Co., its subsidiaries and affiliates.

This transmission may contain information that is privileged, confidential, legally privileged, and/or exempt from disclosure under applicable law. If you are not the intended recipient, you are hereby notified that any disclosure, copying, distribution, or use of the information contained herein (including any reliance thereon) is STRICTLY PROHIBITED. Although this transmission and any attachments are believed to be free of any virus or other defect that might affect any computer system into which it is received and opened, it is the responsibility of the recipient to ensure that it is virus free and no responsibility is accepted by JPMorgan Chase & Co., its subsidiaries and affiliates, as applicable, for any loss or damage arising in any way from its use. If you received this transmission in error, please immediately contact the sender and destroy the material in its entirety, whether in electronic or hard copy format. Thank you.

Please refer to http://www.jpmorgan.com/pages/disclosures for disclosures relating to UK legal entities.